SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 19)

Norwest Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

669380 10 7
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  669380 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    8,117,263 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  19,633,305 (2)
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 7,464,546 (3)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      20,855,181 (2)

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             28,905,151 (4)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.3%

12)        TYPE OF REPORTING PERSON*

             HC

_____________________________
(1) Includes 2,466 shares issuable upon conversion of Convertible Preferred Stock, Series B (represented by depositary shares).
(2) Includes 2,000 shares issuable upon conversion of 6.75% Convertible Subordinated Debentures Due 2003.
(3) Includes 7,946 shares issuable upon conversion of Convertible Preferred Stock, Series B (represented by depositary shares).
(4) Includes 7,946 shares issuable upon conversion of Convertible Preferred Stock, Series B (represented by depositary shares), and 2,000 issuable upon conversion of 6.75% Convertible Subordinated Debentures Due 2003.



                                   13G

CUSIP NO.  669380 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Minnesota, National Association
            Tax Identification No.  41-0451159

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    4,516,971 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  19,415,719 (2)
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 4,081,031 (3)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      19,744,803 (2)

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             24,074,078 (4)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.8%

12)        TYPE OF REPORTING PERSON*

             BK

_____________________________
(1) Includes 548 shares issuable upon conversion of Convertible Preferred Stock, Series B (represented by depositary shares).
(2) Includes 2,000 shares issuable upon conversion of 6.75% Convertible Subordinated Debentures Due 2003.
(3) Includes 6,028 shares issuable upon conversion of Convertible Preferred Stock, Series B (represented by depositary shares).
(4) Includes 6,028 shares issuable upon conversion of Convertible Preferred Stock, Series B (represented by depositary shares), and 2,000 issuable upon conversion of 6.75% Convertible Subordinated Debentures Due 2003.


                                   13G

CUSIP NO.  669380 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation Savings-Investment Plan
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  18,528,072
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      18,528,072

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,528,072

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.0%

12)        TYPE OF REPORTING PERSON*

             EP



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 19)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)         Name of Issuer:

                  Norwest Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-1026

Item 2(a)         Name of Person Filing:

1.  Norwest Corporation
2.  Norwest Bank Minnesota, National Association (NBM)
3.  Norwest Corporation Savings-Investment Plan Trust
(the Plan)

Item 2(b)         Address of Principal Business Office(s):

1.  Norwest Corporation
    Norwest Center
    Sixth and Marquette
    Minneapolis, MN  55479-1026

2.  Norwest Bank Minnesota, National Association
    Norwest Center
    Sixth and Marquette
    Minneapolis, MN  55479-1000

3.  Norwest Corporation Savings-Investment Plan
    c/o Norwest Bank Minnesota, National Association
    Norwest Center
    Sixth and Marquette
    Minneapolis, MN  55479-0001

Item 2(c)		Citizenship:

1.  Norwest Corporation:  Delaware
2.  NBM:  United States
3.  The Plan:  Minnesota

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number

                  669380 10 7

Item 3            The person filing is a:

                  1. Norwest Corporation: Parent Holding Company in accordance with Section 240.13d-1(b)(ii)(G)
                  2.  NBM:  Bank as defined in Section 3(a)(6) of the Act
                  3.  The Plan:  Employee Benefit Plan in accordance with
                      Section 240.13d-1(b)(ii)(F)

Item 4		Ownership:

1.  Norwest Corporation

(a)  Amount beneficially owned:  28,905,151 shares
(including 9,946 shares issuable upon conversion of shares of Convertible Preferred Stock, Series B, ("Series
B Preferred") and 6.75% Convertible Subordinated
Debentures Due 2003 ("Debentures")). Amount beneficially owned includes 24,074,078 shares deemed to be beneficially owned by NBM.

(b)  Percent of class:  9.3%

(c) Number of shares as to which Norwest Corporation has:

(i) Sole power to vote or direct the vote:  8,117,263

(ii) Shared power to vote or direct the vote:
     19,633,305

(iii)  Sole power to dispose or to direct the
       disposition of:  7,464,546

(iv)  Shared power to dispose or direct the
      disposition of:  20,855,181

2.  NBM

(a)  Amount beneficially owned.  24,074,078 shares
(including 8,028 shares issuable upon conversion of shares of Series B Preferred and Debentures). Amount beneficially owned includes 18,528,072 deemed to be beneficially owned by the Plan, with respect to which NBM serves as co-trustee.

(b)  Percent of Class:  7.8%

(c)  Number of shares as to which NBM has:

(i)  Sole power to vote or direct the vote:  4,516,971

(ii)  Shared power to vote or direct the vote:  19,415,719

(iii)  Sole power to dispose or to direct the
       disposition of:  4,081,031


(iv)  Shared power to dispose or direct the
      disposition of:  19,744,803

3.  The Plan

(a)  Amount beneficially owned.  18,528,072 shares.

(b)  Percent of Class:  6.0%

(c)  Number of shares as to which the Plan has:

(i)  Sole power to vote or direct the vote:  None

(ii)  Shared power to vote or direct the vote:  18,528,072

(iii)  Sole power to dispose or to direct the
       disposition of:  None

(iv)  Shared power to dispose or direct the
      disposition of:  18,528,072

The Plan was created by Norwest Corporation (the
"Issuer") for the exclusive benefit of those of its employees who elect to participate in the Plan. At
December 31, 1994, the trust which holds the assets of the Plan (the "Trust") held, for the benefit of participants in the Plan, 18,528,072 shares, representing 6.0% of the outstanding common stock of the Issuer. NBM, a subsidiary of the Issuer, is the co-trustee of the Trust.

In April 1989, the Plan was amended and became an employee stock ownership plan (ESOP). Prior to January 1, 1992, shares were allocated to a participant's account in one of two ways: (i) participant contributions were matched one-half in common stock of the Issuer and one-half in other investment options offered by the Plan (including common stock of the Issuer), and (ii) participants could choose to invest directly in common stock of the Issuer. Because the Plan includes an ESOP feature, the Trust holds both shares of common stock of the Issuer that have been allocated to participants' accounts ("Allocated Shares") and additional shares that have been purchased and are being held in the Trust, but have not been allocated to any of the participants in the Plan ("Unallocated
Shares"). Allocated Shares and Unallocated Shares are voted as follow: (i) the trustee determines the aggregate number of Allocated Shares and Unallocated
Shares, (ii) the Issuer determines the number of Allocated Shares in each participant's account,
(iii) proxy cards are sent to participants soliciting their vote, and (iv) the trustee votes
Allocated Shares and Unallocated Shares as a block in proportion to the votes received from participants. For purposes of this statement on
Schedule 13G, Allocated Shares and Unallocated


Shares are reported as shared investment authority and shared voting authority because of the Issuer's role in the administration of the Plan.

Item 5            Ownership of Five Percent or Less of Class:

                  Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Persons other than Norwest Corporation and its subsidiaries have a right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  See Attachment A

Item 8            Identification and Classification of Members of the
                  Group:

                  Not Applicable

Item 9            Notice of Dissolution of Group:

                  Not Applicable

Item 10           Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 10, 1995

NORWEST CORPORATION

By  /s/ Laurel A. Holschuh
        Laurel A. Holschuh
        Senior Vice President and Secretary



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below, all of which are classified as banks in accordance with Regulation 13d-1(b)(1)(ii)(B), with the exception of the entities marked with an asterisk. All of the entities marked with an asterisk are classified as parent holding companies in accordance with Regulation 13d-1(b)(1)(1)(ii)(G), with the exception of the Norwest Corporation Savings-Investment Plan, which is classified as an employee benefit plan in accordance with Regulation 13d-1(b)(ii)(1)(F). Each of the parent holding companies listed in this attachment is a direct or indirect subsidiary of Norwest Corporation and each owns all or a portion of one or more of the banks listed in this attachment.

Blackhawk Corporation*
Chalfen Bankshares, Inc.*
First Illini Bancorp, Inc.*
Ford Bank Group, Inc.*
Ford Bank Group Holdings, Inc.*
GST Co.*
Lindeberg Financial Corporation*
Norwest Bank Arizona, National Association
Norwest Bank Boulder, National Association
Norwest Bank Colorado, National, Association
Norwest Colorado Springs, National Association
Norwest Bank Fort Collins, National Asscociation
Norwest Bank Grand Junction-Downtown, National Association
Norwest Bank Greeley, National Association
Norwest Bank Illinois, National Association
Norwest Bank Indiana, National Association
Norwest Bank Iowa, National Association
Norwest Bank Minnesota, National Association
Norwest Bank Minnesota North, National Association
Norwest Bank Minnesota Southwest, National Association
Norwest Bank Nebraska, National Association
Norwest Bank New Mexico, National Association
Norwest Bank North Dakota, National Association
Norwest Bank South Dakota, National Association
Norwest Bank Texas, National Association
Norwest Bank Wisconsin, National Association
Norwest Bank Wyoming, National Association
Norwest Capital Management & Trust Co.
Norwest Colorado, Inc.*
Norwest Corporation Savings-Investment Plan*
Norwest Holding Company*
Norwest Indiana, Inc.*
PB Bancorp of Cedar Rapids, Inc.*
United New Mexico Financial Corporation*
Wyoming National Bancorporation*



8